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                                                                    EXHIBIT 99.1

    CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Deutsche Telekom AG (the "Company"), does hereby certify, to such officer's knowledge, that:

     The Annual Report on Form 20-F for the fiscal year ended December 31, 2002, of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                                /s/ Kai-Uwe Ricke
                                                                ---------------------------------------
                                                         Name:  Kai-Uwe Ricke
                                                         Title: Chairman of the Management Board
Date: April 17, 2003

                                                                /s/ Karl-Gerhard Eick
                                                                ---------------------------------------
                                                         Name:  Karl-Gerhard Eick
                                                         Title: Deputy Chairman of the Management Board
                                                                Finance and Controlling
Date: April 17, 2003

     The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

     A signed original of this written statement required by Section 906 has been provided to Deutsche Telekom AG and will be retained by Deutsche Telekom AG and furnished to the Securities and Exchange Commission or its staff upon request.